FOR IMMEDIATE RELEASE

May 11, 2005

IPEC Holdings Inc. Reports First Quarter 2005 Financial Results

NEW CASTLE, PA, May 11, 2005. IPEC Holdings Inc. (“IPEC” or the “Company”) (OTCBB: IPEC) today announced its results for the first quarter ended March 31, 2005.

2005 FIRST QUARTER FINANCIAL HIGHLIGHTS:

•	The Company reported net income of $468,040 or $0.04 per diluted common share, compared to $151,849 or $0.01 per diluted common share in the first quarter of 2004. The increase in net income of $316,191 is primarily attributable to the continued expansion of the Company’s customer base, along with the implementation and execution of certain cost containment and process improvement initiatives that the Company commenced during 2004.

•	Operating income for the first quarter of 2005 was $808,840; $432,166 higher than the operating income of $376,674 recorded by the Company for the first quarter of 2004.

•	Sales increased to $5.3 million compared to $4.4 million for the comparable 2004 quarter, representing a 21% increase.

•	The Company generated free cash flow of $0.4 million (computed as net cash provided by operating activities of $0.5 million less capital expenditures of $0.1 million) compared to ($0.8) million used in the comparable 2004 quarter (computed as net cash used by operating activities of ($0.1) million less capital expenditures of $0.7 million). The increase in free cash flow combined with enhanced financial flexibility obtained through the Company’s debt refinancing package consummated during the quarter permitted the Company to retire $0.6 million of debt.

•	The Company remains financially sound with borrowing capacity plus cash on hand at over $3.0 million.

CAPITAL SPENDING

Capital spending for continuing operations totaled $0.1 million for the quarter ended March 31, 2005, as compared to $0.7 million for the quarter ended March 31, 2004, when the Company made significant expenditures related to a 30,000 square foot warehouse addition to the Company’s Alabama production facility. The Company’s first quarter 2005 capital spending consisted primarily of additional plant machinery. For the remainder of fiscal 2005, the Company projects maintenance-related capital spending to be $0.6 million with an additional $0.9 million for growth-related activities. Growth-related capital spending will ultimately be driven based on the Company’s assessment of available market opportunities and their projected return on investment.

DEBT REFINANCING

On February 18, 2005, the Company acted in the capacity of Guarantor to consummate a debt refinancing package between its wholly-owned operating subsidiary, International Plastics and Equipment Corp., and Citizens Bank. The consummation of this transaction reduced the average interest rate from that of the refinanced debt; decreased required term principal debt payments by approximately $0.6 million over the subsequent twelve-month period, thus providing the Company additional flexibility in the use of its cash flows from operations for potential new product market entry opportunities; and removed the obligation of the Company to fund $0.4 million to a reserve fund over a sixty-month period as security against the Company’s $1.8 million letter of credit. The Company estimates that it will save approximately $0.1 million in interest expense during fiscal 2005 as a result of the refinancing assuming the existing capitalization structure of the Company remains unchanged.

COMPANY COMMENTS

“Significant productivity improvements achieved through our corporate initiatives combined with solid unit sales growth primarily in our 38mm closure product lines helped us deliver higher earnings results during the quarter,” commented Joseph Giordano, Jr., the Company’s President. “Looking ahead, we expect to continue sustaining favorable organic growth rates while keeping our commitment to develop stronger relationships with, and deliver added value to, our customers.”

EARNINGS PROJECTIONS

The Company reaffirms its earnings guidance for 2005. For the year, the Company expects earnings per diluted common share to be in the range of $0.20 to $0.23 per share, barring the occurrence of any unforeseen or unusual conditions affecting the industry or IPEC.

Given consideration to various short-term factors including volatility in customer ordering patterns, the Company believes that annual projections are a more reliable indicator of projected financial results. Accordingly, the Company does not intend to issue quarterly earnings projections in the foreseeable future.

ABOUT IPEC HOLDINGS INC.:

IPEC Holdings Inc. manufactures and sells tamper evident plastic closures through its wholly-owned operating subsidiary, International Plastics and Equipment Corp. These closures are predominantly used in the bottling of non-carbonated beverages including bottled water, milk and fruit and sports drinks. The Company also designs and manufactures equipment for the bottling industry. IPEC’s customer base primarily consists of dairy and bottled water manufacturers both domestically and internationally. The Company’s two principal manufacturing facilities are located in Pennsylvania and Alabama.

FOR ADDITIONAL INFORMATION CONTACT:

Shawn C. Fabry
Chief Financial Officer

185 Northgate Circle
New Castle, PA 16105
Website: www.ipec.biz
Phone: (724) 658-3004 x235
Fax: (724) 658-3054

FORWARD-LOOKING STATEMENTS:

This release may be deemed to contain forward-looking statements, which are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of IPEC that involve risks and uncertainties. Any statements that refer to the expectations or other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: volatile price or shortage of resin supply, credit risk, consolidation in our customer accounts, lack of synergies or perceived benefits in any future acquisitions, uninsured operating conditions, adverse weather patterns, volatile and low trading volume in Company stock, loss of key personnel, debt service and compliance concerns, competitor or industry technological developments, contamination or defects with our products and other factors discussed in IPEC’s most recent reports on Form 10-KSB, 10-QSB and 8-K. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in IPEC’s most recent reports on Form 10-KSB and Form 10-QSB, each as it may be amended from time to time. Any projections in this release are based on limited information currently available to IPEC, which is subject to change. Although such projections and the factors influencing them will likely change, IPEC will not necessarily update the information, since IPEC will only provide guidance at certain points during the year. Such information speaks only as of the date of this release.

IPEC HOLDINGS INC.
UNAUDITED FINANCIAL RESULTS

	Q1 05	Q1 04

Sales	$5,317,409	$4,406,690

Operating expenses:
Cost of goods sold	3,788,013	3,327,099
Selling and service	229,642	232,661
General and administrative	490,914	470,256

Operating expenses	4,508,569	4,030,016

Operating income	808,840	376,674

Non-operating expense (income):
Interest expense	82,457	125,653

Other income	(28,520)	(1,828)

Non-operating expenses	53,937	123,825

Income before taxes	754,903	252,849
Income taxes	286,863	101,000

Net income	$468,040	$151,849

Average Shares of Common Stock - Basic	9,972,912	9,972,912

Average Shares of Common Stock - Diluted	10,499,586	10,206,900

Basic Income Per Share	$0.05	$0.02

Diluted Income Per Share	$0.04	$0.01

NON-GAAP MEASURES

EBITDA (a) (b):
Net Income	468,040	151,849

Interest Expense	82,457	125,653
Income Taxes	286,863	101,000
Dep. & amortization expense	447,442	447,069

EBITDA (a) (b)	$1,284,802	$825,571

EBITDA as a % of Sales (a) (b)	24%	19%

Free Cash Flow (c):
Net cash provided by operating activities	524,984	(88,744)
Purchase of property, plant and equipment	(94,548)	(667,962)

Free Cash Flow (c)	$430,436	$(756,706)

(a) EBITDA represents, for any relevant period, income (loss) before income taxes, depreciation of property, plant and equipment, interest expense (including amortization of debt issuance costs) and amortization of intangible assets.

(b) EBITDA is not intended to represent and should not be considered more meaningful than, or an alternative to, net income (loss), cash flow or other measures of performance in accordance with generally accepted accounting principles. EBITDA data is included because the Company understands that such information is used by certain investors and Company analysts.

(c) The Company defines free cash flow as net cash provided by operating activities less purchases of property, plant and equipment. It should not be inferred that the entire free cash flow amount is available for discretionary expenditures. The Company believes that free cash flow is a useful measure of performance and uses this measure as an indication of the strength of the Company and its ability to generate cash.